Exhibit 99.5

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Company

AMERICAN LITHIUM CORP. Suite 1507, 1030 West Georgia Street Vancouver, BC V6E 2Y3

Item 2.	Date of Material Change

April 29, 2021

Item 3.	News Release

News Release was disseminated on April 29, 2021 and subsequently filed on SEDAR.

Item 4.	Summary of Material Change

On April 29, 2021, American Lithium Corp. (the “Company” or “American Lithium”) announced that it had completed a non-brokered private placement (the “Offering”) for aggregate gross proceeds of C$15,037,500.

Item 5.	Full Description of Material Change

On April 29, 2021, the Company completed the Offering of 7,518,750 units of the Company (each, a “Unit”) at a price of C$2.00 per Unit for aggregate gross proceeds of C$15,037,500. Each Unit consists of one common share of the Company (each, a “Common Share”) and one-half of one common share purchase warrant (each, a “Warrant”) exercisable at a price of C$3.00 until April 29, 2024.

The Company paid aggregate cash finders’ fees totalling $590,250.00 and has issued 295,125 non-transferrable Warrants to certain eligible finders in consideration for the introduction of subscribers to the Offering.

All securities issued in connection with the Offering, are subject to a statutory hold period in accordance with applicable Canadian securities laws until August 30, 2021.

The Offering included a subscription from Andrew Bowering, CFO and Director of the Company, for 250,000 Units (the “Insider Participation”). The Insider Participation is a “related party transaction” within the meaning of Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions (“MI 61-101”). The Insider Participation is exempt from the formal valuation and minority shareholder approval requirements of MI 61-101 as it was a distribution of securities for cash and the fair market value of the Units issued to, and the consideration paid by, Mr. Bowering did not exceed 25% of the Company’s market capitalization.

The Company also announced the appointment of Simon Clarke, as the CEO of the Company effective April 29, 2021. Simon Clarke will also continue as a director of the Company.

Purpose and Business Reasons for the Transaction

The net proceeds raised from the Offering will be used to continue development of the Company’s wholly owned TLC project in Nevada and for general working capital purposes. Subject to completion of the acquisition of Plateau Energy Metals Inc. (the “Acquisition”), a portion of the proceeds may also be utilized for the ongoing development of the Falchani and Macusani projects in Peru.

The Anticipated Effect of the Transaction on the Issuer's Business and Affairs

The net proceeds raised from the Offering will be used to continue development of the Company’s wholly owned TLC project in Nevada and for general working capital purposes. Subject to completion of the Acquisition, a portion of the proceeds may also be utilized for the ongoing development of the Falchani and Macusani projects in Peru.

The Interest in the Transaction of Every Related Party

Related Party	Percentage of Common Shares (Undiluted) Before the Effective Date	Insider Participation in the Offering	Percentage of Common Shares (Undiluted) and Warrants on the Effective Date
Andrew Bowering	1.61% Common Shares	250,000 Units	1.71% Common Shares 1.41% Warrants (total 125,000 warrants post-closing)

The anticipated effect of the Insider Participation on the percentage of securities of the Company beneficially owned or controlled by the aforementioned individual is referred to in the table above.

Discussion of the Review and Approval Process Adopted by the Board of Directors

All the terms and conditions of the Offering (including the Insider Participation) were reviewed and unanimously approved by the all of the directors of the Company entitled to vote thereon, by consent resolution dated April 28, 2021; however, Andrew Bowering did not vote on the resolution, as a result of his participation in the Offering.

Formal Valuation and Minority Approval Exemptions Relied Upon

The Insider Participation is exempt from the formal valuation and minority shareholder approval requirements of MI 61-101 as it was a distribution of securities for cash and the fair market value of the Units issued to and the consideration paid by Mr. Bowering did not exceed 25% of the Company’s market capitalization.

Item 6.	Reliance on Section 7.1(2) of National Instrument 51-102

Not applicable.

Item 7.	Omitted Information

There is no information of a material nature that has been omitted.

Item 8.	Executive Officer

To obtain further information, contact Simon Clarke, Chief Executive Officer and Director at 604-628-6128.

Item 9.	Date of Report

May 5, 2021

Forward-Looking Information

Statements in this material change report that are forward-looking information are subject to various risks and uncertainties concerning the specific factors disclosed here. Statements in this material change report that are forward-looking information, include, without limitation, use of proceeds from the Offering, completion of the Acquisition, and the plans and objectives of the Company. Information provided in this material change report is necessarily summarized and may not contain all available material information. All such forward-looking information and statements are based on certain assumptions and analyses made by American Lithium management in light of their experience and perception of historical trends, current conditions and expected future developments, as well as other factors management believes are appropriate in the circumstances. These statements, however, are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking information or statements. Important factors that could cause actual results to differ from these forward-looking statements include those described under the heading “Risks Factors” in American Lithium's most recently filed Annual Information Form and MD&A. The Company does not intend, and expressly disclaims any obligation to, update or revise the forward-looking information contained in this material change report, except as required by law. Readers are cautioned not to place undue reliance on forward-looking information or statements.